Exhibit 21.1
Subsidiaries of Craft Brewers Alliance, Inc. (the Registrant)
As of December 31, 2018

Name of Entity	State of Incorporation	Name under which subsidiary is doing business

1) Kona Brewery LLC	Hawaii	Kona Brewing Company
2) Kona Brewery LLC	Hawaii	Kona Brewing Company
3) Craft Ventures, LLC	Delaware	Craft Ventures
4) Wynwood Brewing Company, LLC	Florida	Wynwood Brewing Company